Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "DEOBIOSCIENCES, INC.", FILED IN THIS OFFICE ON THE THIRD DAY OF FEBRUARY, A.D. 2021, AT 8:44 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

3171409 8100

SR# 20210313768

Authentication: 202453510

Date: 02-05-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

EXHIBIT A

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
DeoBioSciences, Inc.

First: The name of the Corporation is: DeoBioSciences, Inc.

Second: Its Registered Office in the State of Delaware is to be located at 919 N. Market Street, Suite 950 in the City of Wilmington, County of New Castle, Zip Code 19801. The Registered Agent in charge thereof is InCorp Services, Inc.

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth: The amount of the total authorized capital stock of this corporation is EIGHT HUNDRED THOUSAND (800,000) divided into One Class, namely Common Stock, all having par value $0.0001 per share.

Fifth: The Corporation is to have perpetual existence.

Sixth: The number of Directors constituting the initial Board of Directors of the Corporation is **THREE (3)**, and the names and addresses of the person(s) who are to serve as Director(s) until the first annual meeting of the Stockholder(s) or until their successors are elected and qualify are:

JOHN F. ADAMSON, JR., 4045 FIVE FORKS TRICKUM RD., LILBURN, GA 30047

KATHYRN SMITH, 904 EAGLE HEIGHTS, APT. C., MADISON, WI. 53705

CATHERINE M. BRYANT, 4045 FIVE FORKS TRICKUM RD., LILBURN, GA 30047

Seventh: The name and mailing address of the incorporator is as follows:
Michael J. Jagoda,
PMB 258 – 13799 Park Blvd. N., Seminole, FL 33776

Eighth: The liability of the officers and directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under the General Corporation Law of Delaware, as amended.



CERTIFICATE OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
DEOBIOSCIENCES, INC.

DEOBIOSCIENCES, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware ((the "**DGCL**"), DOES HEREBY CERTIFY:

1. That the name of this corporation is DeoBioSciences, Inc. (the "**Corporation**") and that this corporation was originally incorporated pursuant to the General Corporation Law on February 3, 2000.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that upon approval of the shareholders of this corporation, the Certificate of Incorporation shall be amended and restated in the form attached to said resolution and hereto, as Exhibit A.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer, a duly authorized officer of this corporation, as of this February 1, 2021.

DEOBIOSCIENCES, INC.,
a Delaware corporation

By: ______________________

Name: John F. Adamson, Jr.
Title: President and Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:44 AM 02/03/2021
FILED 08:44 AM 02/03/2021
SR 20210313768 - File Number 3171409